Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Updated Reserves, 72% Increase in 2P Reserves with a $2.7 Billion NPV10 AT and an Evaluation that Incorporates the Company’s Future Growth Plans at the Hangingstone Facilities

CALGARY, ALBERTA – December 6, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce a summary of the results from the Company’s updated independent reserves evaluation, which includes a 72% increase in Total Proved and Probable (“2P”) reserves with a net present value after-tax (“NPV10 AT”) of $2.7 billion, or $32.89 per diluted share net of debt.

The updated reserves report was completed by Greenfire’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. (“McDaniel”), in accordance with NI 51-101 standards and effective as of December 1, 2024 (the “Updated McDaniel Report”). The Updated Reserves Report assessed Greenfire’s Hangingstone Expansion Facility (the “Expansion Asset”) and the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the “Hangingstone Facilities”). The Updated McDaniel Report reflects Greenfire’s updated development plans, expanded acreage and geology, the results of independent engineering, procurement, and construction management (“EPMC”) studies and revised cost estimates, as well as forecasts that incorporate the Company’s future growth plans, including the brownfield expansion of the Expansion Asset. In addition, Greenfire directed McDaniel to evaluate a separate Management Accelerated Development Scenario, which also includes the planned relocation and commissioning of the recently acquired McKay central processing facility (“McKay CPF”).

Management Commentary

“This independent review validates Greenfire’s strategic vision, supporting a significant 72% increase in our 2P reserve volumes year-over-year, with an after-tax net present value of $2.7 billion. We believe our disciplined approach to development and operational excellence has transformed these assets into a compelling investment opportunity,” said Robert Logan, President and Chief Executive Officer at Greenfire.

“Additionally, the McKay CPF relocation provides further value generation opportunities as separately evaluated by McDaniel in the Management Accelerated Development Scenario. These milestones signal a pivotal moment in the Company’s strategic review process, putting us in a strong position to unlock significant long-term value for Greenfire shareholders,” concluded Mr. Logan.

Summary of Updated Independent Reserves Evaluation and Management Accelerated Development Scenario Evaluation:

Using the three-consultant average (McDaniel, Sproule and GLJ) forecast pricing as at October 1, 2024, the Updated McDaniel Report forecasts Greenfire holding:

●	Total Proved (1P) Reserves: Approximately 235 million barrels of bitumen with a NPV10 AT of $2.2 billion, or $26.88 per diluted share net of debt, representing a 34% increase per share from year-end 2023.

●	Total Proved and Probable (2P) Reserves: Approximately 409 million barrels of bitumen with an NPV10 AT of $2.7 billion, or $32.89 per diluted share net of debt, representing a 35% increase per share from year-end 2023.

●	These reserves are underpinned by the Tier-1 SAGD reservoir at the Hangingstone Facilities that Greenfire believes provide structural cost advantages relative to most SAGD assets that have thief zones.

The 2P reserves case in the Updated McDaniel Report recognizes the existing production capacity at the Hangingstone Facilities and the brownfield expansion project at the Expansion Asset.

●	2P Reserves Recognize Full Facility Production Capacities and Brownfield Expansion: The Updated McDaniel Report recognizes the existing plant capacities of the Hangingstone Facilities, including 35,000 bbl/d at the existing plant and the planned 15,000 bbl/d Brownfield Expansion (both on a 100% working interest basis) at the Expansion Asset, and 10,000 bbl/d at the Demo Asset, inclusive of the planned restart of Plant 1, representing 2,500 bbl/d net to Greenfire. The Updated McDaniel Report assumes a bitumen throughput of approximately 43,000 bbl/d (100% working interest basis), approximately 30,000 bbl/d net to Greenfire, owing to higher forecasted steam-oil ratios (“SOR”) assumptions, which utilize historical metrics relative to the Company’s expectation of lower SORs by applying modernized SAGD operating strategies.

●	Production and Capital Efficiencies from Longer Wells Represent Future Opportunities: Greenfire believes that production from drilling and operating longer well pairs could materially reduce capital costs as fewer wells, pads, and infrastructure would be required for future development. Over the last 18 months, the Company has successfully drilled 15 refill wells averaging approximately 1,800 metres, with the longest greater than 2,200 meters, whereas the new well length in the Updated McDaniel Report 2P reserves case at the Expansion Asset was an average of 1,120 metres.

●	Expanded Acreage & Geology: Expanded the review of acreage and geology in the Updated McDaniel Report to include all the lands at the Hangingstone Facilities.

McDaniel has provided a separate evaluation of a Management Accelerated Development Scenario that includes the relocation of the McKay CPF, which was not included as reserves in the Updated McDaniel Report as the Company has not yet filed a regulatory application for the proposed relocation.

●	Estimated recoverable volumes are 435 million barrels, with other assumptions, including pricing, which are consistent with the Updated McDaniel Report.

●	The Management Accelerated Development Scenario has an NPV10 AT of $3.0 billion, or $37.84 per diluted share net of debt[1], representing a potential incremental NPV10 AT of $357 million, or $4.95 per diluted share for the relocation of the McKay CPF to the Hangingstone Facilities compared to the 2P reserves case in the Updated McDaniel Report.

●	Greenfire plans to proceed with filing a regulatory application for the relocation of the McKay CPF in the first half of 2025. The Company does not believe there are significant hurdles to receiving regulatory approval.

McDaniel’s Updated Independent Reserves Evaluation

December 1, 2024 NI 51-101 Reserves at Forecast Pricing – Reserves and RLI Comparison

	12/1/2024 Reserves	12/31/2023 Reserves	2024 vs. 2023 Change
	(mbbl)	(mbbl)	(mbbl)	(%)
Total Proved	235,338	183,282	52,056	28%
Total Proved and Probable	408,667	237,679	170,988	72%

	(years)	(years)	(years)	(%)
RLI - Total Proved(2)	33	26	7	28%
RLI - Total Proved and Probable(2)	57	33	24	72%

(1)	An estimate of net present value of future net revenue of Management’s Accelerated Development Scenario of Recoverable Volumes is preliminary in nature and is provided to assist the reader in forming an opinion on the incremental value should the McKay CPF Relocation project be developed. This estimate includes the assumption that the McKay CPF Relocation project will receive Alberta Energy Regulator approval and the project is sanctioned by Greenfire, which is considered too uncertain with respect to the chance of development to be classified as reserves. In addition, the Company does not currently have the necessary funding to relocate the McKay CPF. Therefore, there is uncertainty that the risked net present value of future net revenue will be realized.

December 1, 2024 NI 51-101 Reserves at Forecast Pricing – NPV10 Comparison(3)

	12/1/2024 NPV10 Before Tax	12/31/2023 NPV10 Before Tax	2024 vs. 2023 Change
	($ Million)	($ Million)	($ Million)	(%)
Total Proved	$2,519	$2,023	$496	25%
Total Proved and Probable	$3,107	$2,423	$684	28%

	12/1/2024 NPV10 After Tax(4)	12/31/2023 NPV10 After Tax(4)	2024 vs. 2023 Change
	($ Million)	($ Million)	($ Million)	(%)
Total Proved	$2,224	$1,732	$492	28%
Total Proved and Probable	$2,658	$2,041	$617	30%

Less: Net Debt(5)	$(285)	$(287)	$2	(1%)
Net Asset Value (Total Proved)	$1,939	$1,445	$494	34%
Net Asset Value (Total Proved and Probable)	$2,373	$1,754	$619	35%

	($/share)	($/share)	($/share)	(%)
Net Asset Value (Total Proved)(6)	$26.88	$20.03	$6.85	34%
Net Asset Value (Total Proved and Probable)(4)	$32.89	$24.31	$8.59	35%

(1)	Reserves and the associated values have been reported on a “gross” basis under NI 51-101, which reflects Greenfire’s working interest reserves before deduction of royalties using an average of McDaniel, Sproule and GLJ forecast pricing as at October 1, 2024. https://mcdan.com/price-forecasts/
(2)	Reserves Life Index or (“RLI”) calculated based on 2024 anticipated average working interest production rate of 19,500 bbl/d.
(3)	The estimates of future net revenue and the corresponding calculations of net asset value presented do not represent fair market value of Greenfire’s assets.
(4)	After tax net present values prepared by McDaniel in the Updated McDaniel Report are calculated by considering appropriate income tax calculations, current federal tax regulations and Greenfire’s tax pools (at the corporate level).
(5)	Q3 2024 Net Debt calculated as the face value of 2028 notes ($323 million), less cash balance ($38 million) as at September 30, 2024. 2023 Year-end Net Debt calculated as the face value of 2028 notes ($397 million), less cash balance ($110 million) as at December 31, 2023.
(6)	Net asset value per share calculated as net asset value divided by fully diluted shares outstanding of ~72.2 million shares.

Elements of Greenfire’s Development Plan Recognized in the Updated McDaniel Report

1.	‘Fill the Plant’ at Expansion by Drilling Additional Wells: At the Expansion Asset, McDaniel incorporated the Company’s plans to ‘Fill the Plant’ by drilling additional wells to utilize the existing capacity of 35,000 bbl/d (100% basis and 26,300 bbl/d net). Greenfire retained a full-service EPCM firm to carry out a validation study (the “Expansion Validation Study”). The Expansion Validation Study, based on various assumptions and conditions, concluded that the target production capacity of 35,000 bbl/d can be achieved with emulsion cuts (ratio of bitumen to water entering the plants) of over 23%. Given that the current emulsion cut approximates that level, Greenfire is confident that it can fill the plant by bringing in emulsion from additional wells, including new well pairs.

2.	Increase in Average Well Length: In the Updated McDaniel Report, Greenfire’s average new well length at the Expansion Asset increased to 1,120 metres, compared to 980 metres in the 2023 Report. To date, Greenfire has successfully drilled 11 refills wells at the Expansion Asset, ranging from 1,300 metres to 1,880 metres in length, and four refill wells on the Demo Asset ranging from 1,740 metres to 2,260 metres in length.

3.	Brownfield Expansion at the Expansion Asset: The Updated McDaniel Report incorporated the Company’s plans to add one processing train and two steam generators at the Expansion Asset, increasing production capacity to 50,000 bbl/d (100% basis, 37,500 bbl/d net to Greenfire) at relatively attractive capital intensities. Greenfire retained a leading global EPCM firm to conduct a class 4 (+30%/-20%) cost estimate for the brownfield expansion at the Expansion Asset (the “Brownfield Cost Estimate”). Based on the Brownfield Cost Estimate, including the costs to drill and tie in the initial SAGD well pairs, Greenfire’s preliminary estimate for the brownfield expansion is $330 million to $350 million (100% basis, $250 million to $265 million net to Greenfire’s 75% working interest), equating to a capital intensity range of $22,000 to $23,300/bbl/d. If approved in 2025, subject to funding confirmation, the Brownfield Expansion is assumed to begin development in early 2026, with first oil expected by late 2027.

4.	Increased Capacity at the Demo Asset with the Restart of Plant 1: At the Demo Asset, the Updated McDaniel Report incorporated the Company’s plans to increase production capacity by 2,500 bbl/d to 10,000 bbl/d by restarting the existing oil processing train at Plant 1. To support this, Greenfire retained a global engineering firm to conduct a validation study (the “Demo Validation Study”). The Demo Validation Study concluded that the target production capacity of 10,000 bbl/d can be achieved with emulsion cuts of over 23%. This is higher than recent years due to the age of the operating wells (12 to 24 years old) and high historical recoveries. Greenfire believes that by bringing on new refill and SAGD well pairs at the Demo Asset, it can once again achieve emulsion cuts above 23%.

5.	Expanded Acreage & Geology: The Updated Reserves Report included an expanded review of acreage and geology, including all of Greenfire’s lands at the Hangingstone Facilities.

Future Opportunities Within Greenfire’s Development Plan Not Recognized in the Updated McDaniel Report

1.	Production and Capital Efficiency Benefits of Drilling Significantly Longer Wells: While the Company has successfully drilled and operated 15 refill wells averaging approximately 1,800 metres, with the longest greater than 2,200 meters, and drilled five curved wells over approximately 1,800 metres in the last 15 months, longer SAGD wells pairs have not yet been fully recognized in the Updated McDaniel Report. Greenfire plans to continue to demonstrate its ability to successfully drill and operate longer and curved SAGD well pairs for such wells to be recognized in future reserves evaluations.

2.	Plans to Relocate and Commission McKay CPF at the Expansion Asset: As previously disclosed, Greenfire acquired the McKay CPF, which includes power co-generation, at a cost of $1.2 million in Q2 2024. Greenfire plans to relocate the McKay CPF to the Expansion Asset, which is anticipated to add production capacity of 15,000 bbl/d (100% basis, 11,300 bbl/d net to Greenfire). The McKay CPF was designed with a high degree of modularization, including the ability to relocate the facility, which will be positioned on the south-east corner of the Expansion Asset lease, proximate to the thickest undeveloped portion of the reservoir.

●	Greenfire retained a construction management company to provide it with a turn-key proposal and estimate to dismantle, move and re-assemble the McKay CPF to the Expansion Asset, including constructing all new well pads, pipelines and roads (the “Turn-Key Proposal”). Several senior leadership team members at the construction management company were involved in the original design, installation and commissioning of the McKay CPF in 2012, making their expertise particularly valuable.

●	The Turn-Key Proposal estimates the work can be completed in 18 months, at a cost of approximately $330 million, which includes a 40% contingency. When the estimated drilling cost for the initial SAGD well pairs of approximately $55 million is included, the total preliminary cost estimate for the McKay CPF relocation is approximately $385 million (100% basis, $288 million net based on Greenfire’s working interest), equating to an attractive capital intensity of approximately $26,000/bbl/d. This capital intensity is significantly lower than the estimated cost for a new greenfield CPF and SAGD development.[2]

●	While Greenfire recently secured approval from the Alberta Energy Regulator (“AER”) to abandon the McKay leases, which permits the Company to begin the process to relocate the McKay CPF, the Company has not yet filed an application with the AER to relocate the McKay CPF to the Expansion Asset. As such, under the Canadian Oil and Gas Evaluation Handbook, the McKay CPF relocation was unable to be included in the assessment of probable reserves. Greenfire anticipates filing the required application with the AER for the McKay CPF relocation project in the first half of 2025. Upon AER approval, the Company expects that the increased production levels from this expansion project could be included in future reserves evaluations.

[2]	Based on its public disclosure, International Petroleum Corporation estimates that the capital required to build its new Blackrod 30,000 bbl/d project is approximately $1.2 billion (or ~$40,000/bbl/d).

3.	Expected Benefit of Operating Hangingstone’s Tier-1 SAGD Reservoir at Lower SORs: Greenfire believes that it should be able to operate the Hangingstone Facilities at significantly lower SORs than the Updated McDaniel Report currently assumes. The Company plans to further utilize modern SAGD operating strategies, including natural gas (“NCG”) co-injection and the use of inflow control devices (“ICDs”), which are standard operating practices in the SAGD industry, to support lower SORs.

●	As previously disclosed, the Company has recently enhanced its management team with the hiring of Jonathan Kanderka as Greenfire’s Chief Operating Officer. Mr. Kanderka has spent 17 years at MEG Energy Corp. focused on sub-surface optimization and operations. In addition, Greenfire has also supplemented its technical team with experienced hires from leading SAGD competitors that have overseen the implementation of modern SAGD operating strategies at many other SAGD projects.

McDaniel’s Independent Evaluation of the Management Accelerated Development Scenario

December 31, 2024 Management Accelerated Development Scenario at Forecast Pricing

	P50 Recoverable Volume(1)	NPV10 Before Tax (3)	NPV10 After Tax(3)
	(mbbls)	($ Million)	($ Million)
Management Accelerated Development Scenario	435,065	$3,671	$3,015

($/share)
Management Accelerated Development Scenario per Share(2)	$37.84

(1)	Management’s Accelerated Development Scenario of Recoverable Volumes and associated NPVs of future net revenues have been reported on a “gross” basis consistent with NI 51-101, and reflect Greenfire’s working interest reserves before deduction of royalties using an average of McDaniel, Sproule and GLJ forecast pricing as at October 1, 2024, and is effective as of December 31, 2024. https://mcdan.com/price-forecasts/
(2)	Per share figure calculated as the NPV10 AT, less net debt (see footnotes above), divided by fully diluted shares outstanding (see footnotes above).
(3)	An estimate of net present value of future net revenue of Management’s Accelerated Development Scenario of Recoverable Volumes is preliminary in nature and is provided to assist the reader in forming an opinion on the incremental value should the McKay CPF Relocation project be developed. This estimate includes the assumption that the McKay CPF Relocation project will receive AER approval and the project is sanctioned by Greenfire, which is considered too uncertain with respect to the chance of development to be classified as reserves. In addition, the Company does not currently have the necessary funding to relocate the McKay CPF. Therefore, there is uncertainty that the risked net present value of future net revenue will be realized. The estimates of future net revenue and the corresponding calculations of net asset value presented do not represent fair market value of Greenfire’s assets. After tax net present values prepared by McDaniel in the Updated McDaniel Report are calculated by considering appropriate income tax calculations, current federal tax regulations and Greenfire’s tax pools (at the corporate level).

McDaniel has provided a separate independent evaluation of a Management Accelerated Development Scenario that includes the addition of the McKay CPF relocation project, which remains subject to regulatory approval, to the Company’s 2P reserves forecast. Since Greenfire has not yet filed an application with the AER for the McKay CPF relocation, it was not appropriate to include this project in the Company’s 2P reserves.

●	McDaniel’s Management Accelerated Development Scenario assumes the project was approved by the AER and had an estimated cost, consistent with the Turn-Key Proposal, of $385 million, including initial wells, with forecasted construction commencing in the beginning of 2026 and first oil in late 2027. Greenfire plans to proceed with filing an application for the McKay CPF relocation project in the first half of 2025 and does not believe there are any significant hurdles to receiving regulatory approval.

●	Recoverable volumes used in the evaluation are forecasted to be 435 million barrels of bitumen, and the other assumptions, including pricing, were consistent with what McDaniel used in its assessment of 2P reserves in the Updated McDaniel Report. McDaniel estimates that the Management Accelerated Development Scenario has an NPV10 AT of $3.0 billion, or $37.84 per diluted share net of debt.

●	These volumes and values in the Management Accelerated Development Scenario are not incremental to the volumes and values as reported in the Updated McDaniel Report. The Management Accelerated Development Scenario is based on an alternative accelerated development scenario than the development scenario used for the Updated McDaniel Report.

An estimate of net present value of future net revenue of the Management Accelerated Development Scenario of recoverable volumes is preliminary in nature and is provided to assist the reader in forming an opinion on the incremental value should the McKay CPF relocation project be developed. This estimate includes the assumption that the McKay CPF relocation project will receive AER approval, funding is secured for the project and the project is sanctioned by Greenfire, which is considered too uncertain with respect to the chance of development to be classified as reserves. Therefore, there is uncertainty that the risked net present value of future net revenue will be realized. In addition, it should be noted that the estimates of future net revenue and the corresponding calculations of such values on a per share basis (net of debt) associated with the Management Accelerated Development Scenario do not represent fair market value of Greenfire’s assets.

Greenfire’s Shareholder Value Creation Strategy

●	Greenfire has a large, long-life and relatively low decline Tier-1 oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities and expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. At the Hangingstone Facilities, the Company’s structural cost advantages from its Tier-1 SAGD reservoir and relatively modest capital expenditure profile, given significant underutilized capacity in place, is anticipated to support approximately 33,800 bbl/d (42,500 bbl/d, 100% working interest) of production capacity.

●	In Q4 2024, the Company announced its Future Growth Plans at the Hangingstone Facilities, including projects to expand production capacity by 74% to approximately 59,000 bbd/d (75,000 bbl/d, 100% working interest), which remain under development and subject to Board approval and funding commitments. These projects include a brownfield expansion and the relocation of an existing SAGD facility at the Expansion Asset as well as the reactivation of an existing facility at the Demo Asset. The Company’s Future Growth Plans are expected to allow for further cost structure improvements and increased free cash flow generation potential, which combined with relatively low sustaining capital requirements, can support significant long-term shareholder return programs.

●	Greenfire is positioned to support heightened free cash flow generation, particularly in a higher commodity price environment, given the Company’s $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset associated with sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities. The Company’s production is 100% weighted to crude oil benchmarks that are linked to WCS differentials. Greenfire expects to continue to benefit from improving market dynamics for Canadian heavy oil following the completion of the Trans Mountain Expansion Project in May 2024, which added an incremental 590,000 bbls/d of pipeline egress to tidewater for Western Canada.

Greenfire Remains Significantly Undervalued vs. Pure-Play Thermal Oil Sands Peers

●	Greenfire, MEG Energy Corp., Athabasca Oil Corporation and Connacher Oil and Gas Limited are the only remaining pure-play thermal businesses. These companies benefit from low sustaining capital expenditures and greater free cash flow generation per unit of production, which can support significant long-term shareholder returns.

●	The Company currently trades at a 30% price to reserve auditor 2P reserves NPV10 AT value, a discount compared to its public pure pure-play mid-cap oil sands peers, MEG Energy Corp. and Athabasca Oil Corporation, which trade at 52% and 60%, respectively on existing 2P reserves.

●	As discussed above, several value additive items were not included in the Updated McDaniel Report, which the Company believes could be included in the future with continued operational execution.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Shareholder Questions

Shareholders who have questions may contact Greenfire’s strategic shareholder communications advisor:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for shareholders in North America)

International: +1-416-304-0211 (for shareholders outside Canada and the US)

By Email: assistance@laurelhill.com

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

FORWARD-LOOKING STATEMENTS ADVISORY

This press release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or Greenfire’s future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “forecast,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “can,” “could,” “would,” “will be,” “to be,” “to include,” “to align,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to, among other things, expectations and assumptions in respect of the following matters: expected plans to relocate and commission the McKay CPF; the expectation of being able to unlock significant long-term value for our shareholders from our technical and operational capabilities; the expectation that Greenfire’s reserves are underpinned by the Tier-1 SAGD reservoir at Greenfire’s Hangingstone Facilities, which Greenfire believes provides structural cost advantages relative to most SAGD assets that have thief zones; the expected costs of certain brownfield expansions and the relocation of the McKay CPF to the Hangingstone Facilities; Greenfire’s intent to proceed with filing an application for the regulatory approval in the first half of 2025 the relocation of the McKay CPF; the Company’s belief that there are any significant hurdles to approval of relocation of the McKay CPF; the expectation that the target production capacity of 35,000 bbl/d at the Expansion Asset can be achieved if the emulsion cut is over 23%; the expectation that Greenfire can achieve emulsion cuts above 23% by bringing on new refill and SAGD well pairs; the expectation that Greenfire can fill the plant by bringing in emulsion from additional wells, including new well pairs; the expected timing of development of Brownfield expansion; the expected plans to increase production capacity by 2,500 bbl/d to 10,000 bbl/d at the Demo Asset by restarting the existing oil processing train at Plant 1; the expectation that the target production capacity of 10,000 bbl/d can be achieved at the Demo Asset if the emulsion cut (ratio of bitumen to water entering the plants), exceeds 23%; the belief that by bringing on new refill and SAGD well pairs at the Demo Asset, Greenfire can once again achieve emulsion cuts above 23%; the intent to relocate the McKay CPF to the Expansion Asset in the south-east corner of the lease, proximate to the thickest undeveloped portion of the reservoir; the expected capital intensity of relocating the McKay CPF; the expectation that upon receiving AER approval to relocate the McKay CPF, McDaniel will be able to include the expanded production levels from this expansion project in future reserves evaluations; the expectation that McDaniel will begin to give Greenfire the benefit of these expected significantly lower SORs if Greenfire demonstrates it can utilize a combination of higher operating pressures in conjunction with NCG and ICDs similar to other companies in industry; the Company’s expected structural cost advantages from its Tier-1 SAGD reservoir and relatively modest capital expenditure profile; the expectation that the significant underutilized capacity in place, is anticipated to support approximately 33,800 bbl/d (42,500 bbl/d, 100% working interest) of production capacity at the Hangingstone Facilities; the expectation that Greenfire is positioned to support heightened free cash flow generation, particularly in a higher commodity price environment; the expectation that Greenfire will continue to benefit from improving market dynamics for Canadian heavy oil following the completion of the Trans Mountain Expansion Project; and the expectation that several value additive items were not included in the Updated McDaniel Report, which the Company believes could be included in the future with continued operational execution.

In addition, information and statements in this press release relating to “reserves” and “recoverable volumes” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves or recoverable volumes described exist in the quantities predicted or estimated, and that the reserves or recoverable volumes described can be profitably produced in the future. Certain other assumptions related to Greenfire’s reserves are contained in the Updated McDaniel Report and the Management Accelerated Development Scenario.

With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: commodity prices; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which Greenfire conducts and will conduct business and the effects that such regulatory framework will have on Greenfire, including on Greenfire’s financial condition and results of operations; expected performance of Greenfire’s wells and facilities; expected ability to obtain the necessary regulatory approvals for certain of Greenfire’s development plans including the brownfield expansions and McKay CPF relocation; Greenfire’s financial and operational flexibility; Greenfire’s financial sustainability; Greenfire’s cash flow; Greenfire’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the applicability of technologies for the recovery and production of Greenfire’s reserves; future capital expenditures to be made by Greenfire; future sources of funding for Greenfire’s capital programs and development plans; Greenfire’s future debt levels; Greenfire’s future production levels; Greenfire’s ability to obtain financing, on acceptable terms, including for the Brownfield expansions and the relocation of the McKay CPF; Greenfire’s operating costs; compliance of counterparties with the terms of contractual arrangements; impact of increasing competition globally; collection risk of outstanding accounts receivable from third parties; geological and engineering estimates in respect of Greenfire’s reserves and resources; recoverability of reserves and resources; and the geography of the areas in which Greenfire is conducting exploration and development activities and the quality of its assets.

This forward-looking statements involve material assumptions and known and unknown risks and uncertainties and other factors, certain of which are beyond Greenfire’s control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, which include, among other things: Greenfire’s success in retaining or recruiting, or changes required in, its officers and key employees; the inability to get the necessary regulatory approvals for Greenfire’s development plans; the inability to get the necessary financing for Greenfire’s development plans; the failure of wells to perform as expected; geopolitical risk including the impacts of the Russian-Ukraine war and the Israel-Hamas-Hezbollah conflict; changes in applicable laws or regulations; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors; the possibility that a pandemic or major disease disrupts Greenfire’s business; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire’s resources; risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production, the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation, pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group, delays or changes in plans with respect to exploration or development projects or capital expenditures); the uncertainty of reserve and resources estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; changes in legislation affecting the oil and gas industry; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the implementation of Greenfire’s plans and growth strategies; uncertainties in market influences; uncertainties related to the scope, content and findings in the Updated McDaniel Report and in the Management Accelerated Development Scenario; risks associated with using new technology and new industry strategies; the accuracy of the geological information provided in the press release; and uncertainties related to the AER’s approval process.

The foregoing list of factors is not exhaustive. You should carefully consider the all of the risks and uncertainties described in the “Risk Factors” section of Greenfire’s annual report on Form 20-F dated March 26, 2024 filed with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2024 (the “Form 20-F”), and which is also available on SEDAR+ at www.sedarplus.ca, and other documents filed by Greenfire from time to time with the SEC or on SEDAR+. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Consequently, forward-looking statements are inherently unreliable, and readers are cautioned not to put undue reliance on forward-looking statements. Greenfire assume no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by applicable securities laws. Greenfire does not give any assurance that Greenfire will achieve its expectations.

UPDATED MCDANIEL REPORT

The Updated McDaniel Report was prepared using the assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and in accordance with National Instrument 51-101 -Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), effective December 1, 2024 using an average of McDaniel, Sproule and GLJ forecast pricing as at October 1, 2024. There are numerous uncertainties inherent in estimating quantities of bitumen and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For those reasons, estimates of the economically recoverable reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Greenfire’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. The estimates of future net revenue in the Updated McDaniel Report do not represent fair market value of Greenfire’s assets. With respect to the calculation of after tax net present values as presented in the Updated McDaniel Report, such values have been calculated by considering appropriate income tax calculations, current federal tax regulations and Greenfire’s tax pools (at the corporate level). In 2024, Greenfire was not required to pay any income related taxes. It is expected, based upon current legislation, the projections contained in the Updated McDaniel Report, the 2P analysis and various other assumptions, that no income taxes will be required to be paid by Greenfire until 2027. A higher level of capital expenditures than those contained in the Greenfire Reserves Report, or further additional acquisitions, could further extend the estimated tax horizon. The after-tax net present value of Company’s oil and gas properties reflects the tax burden on the properties on a stand-alone basis. It does not consider any tax planning. It does not provide an estimate of the value at the Company’s related business entity, which may be significantly different. Greenfire’s financial statements and management’s discussion and analysis, which are available on the SEC website and on SEDAR+ at www.sedarplus.ca, should be consulted for information at the Company level.

MANAGEMENT ACCELERATED DEVELOPMENT SCENARIO

The Management Accelerated Development Scenario provides an alternative development scenario for development of the Company’s SAGD resources development by management of Greenfire. The Management Accelerated Development Scenario assumes the relocation of the McKay CPF to the Expansion Asset in the south-east corner of the lease, proximate to the thickest undeveloped portion of the reservoir. Regulatory approval for the relocation of the McKay CPF has not been received and as such the Management Accelerated Development Scenario has not been included for the purposes of the evaluation of the Company’s reserves in the Updated McDaniel Report. For the purposes of estimating the recoverable volumes and the related net present values in the Management Accelerated Development Scenario, the production of the Company’s resources volumes has been accelerated from the development scenario utilized for the purposes of the evaluation of the Company’s reserves in the Updated McDaniel Report and some incremental volumes have been recognized as a result of the assumed relocation of the McKay CPF. An estimate of net present value of future net revenue of the Management Accelerated Development Scenario of recoverable volumes is preliminary in nature and is provided to assist the reader in forming an opinion on the incremental value should the McKay CPF relocation project be developed. This estimate includes the assumption that the McKay CPF relocation project will receive AER approval, funding is secured for the project and the project is sanctioned by Greenfire, which is considered too uncertain with respect to the chance of development to be classified as reserves. Therefore, there is uncertainty that the risked net present value of future net revenue will be realized. In addition, there is uncertainty that it will be commercially viable to produce any portion of the recoverable resources associated with the Management Accelerated Development Scenario. The Management Accelerated Development Scenario has been evaluated by a qualified reserves evaluator and was prepared using the assumptions and methodology guidelines outlined in the COGE Handbook effective December 1, 2024 using an average of McDaniel, Sproule and GLJ forecast pricing as at October 1, 2024. The estimates of future net revenue in the Management Accelerated Development Scenario do not represent fair market value of Greenfire’s assets. With respect to the calculation of after tax net present values as presented in the Management Accelerated Development Scenario, such values have been calculated by considering appropriate income tax calculations, current federal tax regulations and Greenfire’s tax pools (at the corporate level). In 2024, Greenfire was not required to pay any income related taxes. It is expected, based upon current legislation, the projections contained in the Management Accelerated Development Scenario, the recoverable volumes analysis and various other assumptions, that no income taxes will be required to be paid by Greenfire until 2027. A higher level of capital expenditures than those contained in the Greenfire Reserves Report, or further additional acquisitions, could further extend the estimated tax horizon. The after-tax net present value of Company’s oil and gas properties reflects the tax burden on the properties on a stand-alone basis. It does not consider any tax planning. It does not provide an estimate of the value at the Company’s related business entity, which may be significantly different. Greenfire’s financial statements and management’s discussion and analysis, which are available on the SEC website and on SEDAR+ at www.sedarplus.ca, should be consulted for information at the Company level.

FUTURE DEVELOPMENT PLANS

The brownfield expansion projects, the relocation and re-commissioning of the McKay facility and certain other development projects disclosed herein have significant associated costs. Greenfire has provided certain estimates of such costs herein but the actual costs of such development plans may exceed the estimates provided herein. Such development plans are not based on a budget or capital expenditures plan approved by the Board of Directors of Greenfire beyond 2024 and are not intended to present a forecast of Greenfire’s future activities. In addition, Greenfire does not presently have the funding available to complete such projects. There is no certainty that Greenfire will obtain the necessary funding to complete such projects or proceed with such projects. The disclosure of the development plans herein is intended to present readers insight into management’s view of the opportunities associated with Greenfire’s assets as used by management for planning and strategy purposes.

There is no certainty that Greenfire will proceed with all of development plans or other capital expenditures contemplated herein and even if Greenfire does proceed with such plans there is no certainty that the reserves or resources recovered will match the expectations used for such strategy. All future development plans and other capital expenditures will ultimately depend upon the availability of capital, regulatory approvals, commodity prices, changing cost projections for such projects, actual drilling results, additional reservoir information that is obtained and other factors. In addition, management and the Board may determine to utilize its cash resources and other funding for other purposes if determined in the best interests of Greenfire to do so.

OIL AND GAS METRICS

This press release contains certain other oil and gas metrics, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Greenfire’s performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Greenfire’s reserve life index is calculated using Greenfire’s total gross reserves (either on a 1P or 2P basis) from the Updated McDaniel Report and dividing them by the management’s current anticipated 2024 production. The reserve life index is used by management to assess the longevity of the reserves.

Capital intensity is a measurement of certain capital costs associated with bringing on incremental production capacity and is calculated by dividing the aggregate capital costs associated with certain development plans divided by the expected incremental production capacity expected from such development plans.

Net Asset Value (or NAV) of Greenfire’s bitumen 1P and 2P reserves is calculated using the estimated net present value of all future net revenue from Greenfire’s 1P and 2P reserves, discounted at 10%, as reflected by McDaniel in the Updated McDaniel Report less net debt.

SPECIFIED FINANCIAL AND NON-GAAP MEASURES

Greenfire refers to certain financial measures and ratios in this press release that do not have a standardized meaning prescribed by Internation Financial Report Standards (“IFRS”) and, therefore, are considered specified financial measures and supplementary financial measures. While these measures are commonly used in the oil and natural gas industry, Greenfire’s determination of these measures may not be comparable with calculations of similar measures presented by other companies. These non-GAAP and other financial measures should not be considered in isolation or as an alternative for measures or performance prepared in accordance with IFRS.

Greenfire believes that the following financial measure provides useful information to evaluate the financial results of Greenfire.

●	Net Debt - Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on Greenfire’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor Greenfire’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

MARKET, INDEPENDENT THIRD PARTY AND INDUSTRY DATA

Certain market, transactions, independent third party and industry data contained in this press release is based upon information from government or other independent industry publications and reports or based on estimates derived from such publications and reports. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but Greenfire has not conducted its own independent verification of such information. This press release also includes certain data derived from independent third parties. While Greenfire believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Greenfire has not independently verified any of the data from independent third-party sources referred to in this press release, if any, or ascertained the underlying assumptions relied upon by such sources.